FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month May, 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Outcome of Board Meeting held on May 28, 2023

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Board of Directors of the Bank, at its Meeting held today, approved the following:

1.	Re-appointment of Independent Directors:

a.	Re-appointment of Mr. Hari Mundra (DIN: 00287029) as an Independent Director of the Bank for a second term commencing from October 26, 2023 to October 25, 2024, subject to the approval of the shareholders.

b.	Re-appointment of Mr. B. Sriram (DIN: 02993708) as an Independent Director of the Bank for a second term commencing from January 14, 2024 to January 13, 2027, subject to the approval of the shareholders.

c.	Re-appointment of Mr. S. Madhavan (DIN: 06451889) as an Independent Director of the Bank for a second term commencing from April 14, 2024 to April 13, 2027, subject to the approval of the shareholders.

2.	Re-appointment of Mr. Sandeep Batra (DIN 03620913) as Executive Director of the Bank:

The shareholders had approved the appointment of Mr. Sandeep Batra (DIN 03620913) as Executive Director of the Bank for a period of five years effective from the date of approval of Reserve Bank of India (‘RBI’). The effective date of the same was from December 23, 2020.

The Board of Directors recorded that the current tenure of Mr. Sandeep Batra as Executive Director of the Bank as per RBI approval, which was for three years, ends on December 22, 2023. The Board unanimously approved the re-appointment of Mr. Sandeep Batra for a further period of two years with effect from December 23, 2023 to December 22, 2025, subject to RBI approval. The Board noted that this renewed term of two years is within the five years term as previously approved by the shareholders.

All the above proposed re-appointments are in line with RBI Circular RBI/2021-22/24 DOR.GOV.REC.8/29.67.001/2021-22 dated April 26, 2021 (’RBI Circular’). In respect of Mr. Hari Mundra, the term has been proposed until he attains the age of 75 years which is the upper age limit prescribed for Non-executive Directors by the RBI Circular. For Mr. B. Sriram and Mr. S. Madhavan, the above term has been proposed such that the total tenure does not exceed eight years as prescribed by the RBI Circular.

The other details as required pursuant to Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 with regard to re-appointment of Directors are enclosed as Annexure.

3.	ICICI Lombard General Insurance Company Limited:

The Bank in its disclosure filed with the stock exchanges on March 10, 2023, had informed about an extension in timeline granted by the Reserve Bank of India for divesting the Bank’s shareholding in ICICI Lombard General Insurance Company Limited (‘the Company’) to less than 30% of the Company’s paid up capital till September 9, 2024. As on March 31, 2023, the Bank holds 48.02% in the Company.

The Board of Directors approved an increase in shareholding in the Company, in multiple tranches up to 4.0% additional shareholding, as permissible under applicable law, to ensure compliance with the Section 19(2) of the Banking Regulation Act, 1949 and make the Company, a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). The Bank would acquire atleast 2.5% stake out of the above 4.0% before September 9, 2024.

We request you to kindly take the above information on record.

Annexure

Mr. Hari Mundra (DIN: 00287029)

A rank holder both in B.A. Hons and M.B.A., Mr. Hari Mundra has 50 years of extensive industrial experience, both in India and Indonesia. He began his career in 1971 in Hindustan Unilever Ltd and was the youngest member of its Board as the Vice President and Executive Director in charge of Exports at the time he left them in 1995. As a Management Board Member of RPG Group, he was the Group Chief Financial Officer as well as the President and Chief Executive of Carbon Black Business till 2001. In 2002, he joined Wockhardt Group as the Executive Vice Chairman. In 2003, he became the Deputy Managing Director and Finance Director of Essar Oil and was responsible for its resurrection. Post his superannuation, he has been the Senior Advisor to Hospira, USA for their Indian acquisitions and the Global Financial Advisor to Wockhardt Group for their turnaround. He has been the Visiting Professor at IIM, Ahmedabad for the last 13 years. Deeply engaged with the social sector, he led the turnaround of Indian Cancer Society and continues as its Hon Chairman. He is also the Founder Vice President of another NGO viz Society for Complementary Therapies.

Mr. Mundra is not related to any other director of the Bank. Mr. Mundra is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

Mr. B. Sriram (DIN: 02993708)

Mr. B. Sriram is a Certificated Associate of the Indian Institute of Banking Finance (formerly The Indian Institute of Bankers), Mumbai. He holds a Diploma in International Law & Diplomacy from the Indian Academy of International Law & Diplomacy, New Delhi and an AIMA Diploma in Management from the All India Management Association, New Delhi. He is also an M.Sc in Physics and B.Sc (Hons) in Physics from St Stephen’s College, Delhi University.

Mr. Sriram was the Managing Director & CEO, IDBI Bank Ltd from June 30, 2018 to September 29, 2018, Managing Director, State Bank of India from July 2014 to June 2018 and Managing Director, State Bank of Bikaner & Jaipur from March 2013 to July 2014.

He has worked with State Bank of India for about 37 years and is well experienced in all areas of Banking and Finance. He joined State Bank of India as a Probationary Officer in December 1981 and held various key assignments and experience within the Bank and the State Bank Group encompassing Credit and Risk, Retail, Operations, IT, Treasury, Investment Banking, International Operations, Payment and Settlement Systems and

Small Scale Industry. He is a Part Time Member of the Insolvency and Bankruptcy Board of India (IBBI).

Mr. Sriram is not related to any other director of the Bank. Mr. Sriram is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

Mr. S. Madhavan (DIN: 06451889)

Mr. Subramanian Madhavan is a fellow member of the Institute of Chartered Accountants of India and holds a Post Graduate Diploma in Business Management from the Indian Institute of Management, Ahmedabad. He has around 38 years of experience in Accountancy, Economics, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management and Banking. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has also served as the President Northern Region, Indo-American Chamber of Commerce and has been a past Co- Chairman, Taxation Committee, ASSOCHAM. He is a member of the Institute of Directors, the All India Management Association and the Delhi Management Association.

Mr. Madhavan is not related to any other director of the Bank. Mr. Madhavan is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

Mr. Sandeep Batra (DIN: 03620913)

  Mr. Sandeep Batra is an Executive Director on the Board of ICICI Bank Limited. He is responsible for Corporate Centre since July 2018.

  He is responsible for the Credit, Corporate Communications, Data Science, Finance, Human Resource, Legal, Operations and Customer Service, Technology & Secretarial Groups. He is also administratively responsible for Risk function, Internal Audit and Compliance Groups.

  He also serves on the Board of ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Venture Funds Management Company Limited.

He has been with ICICI since 2000 and his previous stints included being Executive Director, CFO at ICICI Prudential Life Insurance Company Limited and Group Compliance Officer & Company Secretary at ICICI Bank. He is a Chartered Accountant and Company Secretary by qualification.

Mr. Batra is not related to any other director of the Bank. Mr. Batra is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	May 28, 2023	By:	/s/ Prachiti D. Lalingkar
Name :	Prachiti D. Lalingkar
Title :	Company Secretary